QuickLinks -- Click here to rapidly navigate through this document

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-143662

SUPPLEMENT NO. 1 DATED MARCH 24, 2008
TO THE PROSPECTUS DATED JANUARY 22, 2008
OF DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

        We are providing this Supplement No. 1 to you in order to supplement our prospectus. This supplement must be read in conjunction with our prospectus dated January 22, 2008.

        On March 18, 2008, all of the independent members of the board of directors of Dividend Capital Total Realty Trust Inc. (the "Company"), comprising three of the four members of the board, approved certain amendments to the Fourth Amended and Restated Advisory Agreement dated September 21, 2006 (the "Advisory Agreement"), by and among the Company, Dividend Capital Total Realty Operating Partnership LP (the "Operating Partnership"), and Dividend Capital Total Advisors LLC (the "Advisor") and authorized certain officers of the Company to execute a Fifth Amended and Restated Advisory Agreement to give effect to such amendments consisting of the inclusion of a debt investments advisory fee to be paid to the Advisor (the "Debt Investments Advisory Fee") in certain circumstances as described below. On March 19, 2008, a Fifth Amended and Restated Advisory Agreement was entered into by the Company, the Operating Partnership and the Advisor.

        Below is a summary of the modifications to the Advisory Agreement to give effect to the amendments approved by the Company's board of directors:

        A new Section 9(b) of the Advisory Agreement was included, as follows:

        "9. Fees…(b) Debt Investments Advisory Fee. The Advisor shall receive as compensation for services rendered in connection with (i) the investigation, selection and origination of any type of debt investment and (ii) the investigation, selection and acquisition of any type of non-securitized debt investment a Debt Investments Advisory Fee payable by the Company. The total Debt Investments Advisory Fee paid to the Advisor or its Affiliates shall not exceed 1.0% of the total amount of the relevant debt investment made directly or indirectly by the Company. The Debt Investments Advisory Fee shall be payable on the closing date of the relevant debt investment."

        In addition, the following defined term was added to the Advisory Agreement:

        "Debt Investments Advisory Fee. Any and all fees and commissions paid by any Person to any other Person (including any fees or commissions paid by or to any Affiliate of the Company, the Operating Partnership or the Advisor) in connection with (i) the origination of any type of debt investment including, but not limited to, the origination of mortgage loans, B-notes, mezzanine debt, participating debt (including with equity-like features), non-traded preferred equity, convertible debt, hybrid instruments, equity instruments and other related investments, and (ii) the acquisition of any type of non-securitized debt investment including, but not limited to, acquisitions or participations in mortgage loans, B-notes, mezzanine debt, participating debt (including with equity-like features), non-traded preferred equity, convertible debt, hybrid instruments, equity instruments and other related investments."

QuickLinks

SUPPLEMENT NO. 1 DATED MARCH 24, 2008 TO THE PROSPECTUS DATED JANUARY 22, 2008 OF DIVIDEND CAPITAL TOTAL REALTY TRUST INC.